March 10, 2025

Todd Foley
Senior Vice President and Interim Chief Financial Officer
The Kroger Co.
1014 Vine Street
Cincinnati, OH 45202

       Re: The Kroger Co.
           Form 10-K for the Fiscal Year Ended February 3, 2024
           File No. 001-00303
Dear Todd Foley:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services